Filed by Parkway Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Grayson Bankshares, Inc.
Commission File No.: 000-30535

Cardinal Bankshares Corporation
Commission File No.: 000-28780

FREQUENTLY ASKED QUESTIONS

•	Why are we doing this?

o
With over 200 years of combined history as independent community banks, Bank of Floyd and Grayson National Bank recognize the unique opportunity of joining together to enhance their shared mission of providing outstanding banking services in the communities where we do business.

o
This combination will create a dynamic community banking franchise dedicated to serving our very important home town communities in Grayson and Floyd Counties. Working together we expect to offer enhanced products and services to an extended market area in a more efficient manner. As neighboring banks our footprints fit together very nicely.

o
Together we anticipate that our product and service capabilities will be competitive with the very largest banks.  Individuals and businesses in our area prefer to do business locally when they can, and we intend to be the local bank of choice.

o
With our combined assets and projected cost saving efficiencies, we believe our customers and shareholders will significantly benefit from this transaction.  The costs associated with new banking legislation, compliance, risk management and technology have put an enormous strain on small banks, and by joining forces we believe we are well positioned for improved operating results for years to come.

•	What’s the name of the new bank?

o	We have not yet picked a name. The process of branding a new, combined bank is just getting started and our employees and our customers can expect to be tapped for ideas.

•	Will the front line people I see every day change?

o	No. The combination of these two community banks will keep you with the familiar faces you bank with today.

•	Will my branch be affected?

o
The branches of the two banks do not overlap, except in Hillsville. When the two banks combine, those two branches will combine into one. We have not yet discussed which facility will be selected to serve the new bank, and we will strive to staff our combined Hillsville location with a combination of employees from both banks. It’s what our customers will want.

o
As you would expect, we do have similar support functions in our home offices. Part of the planning process to be done in the future will include an evaluation of where we have opportunities to improve, meaning one bank or the other might have better or more efficient processes, technology, or facilities, and we will make some determinations about best choices.

•	Will this change our products and services?

o
Not in the near term. Each bank will maintain their current products and services until the two banks combine. At that point, we will select the products and services that will best meet our customer needs.

•	Will your hours of operation change?
o	The hours we are open today are the hours that we plan to remain open.

•	How does this affect my accounts?

o
It does not. Your bank accounts will remain the same for months to come. If any changes take place as the two banks combine into one, we will communicate with you frequently and with plenty of advance notice!

•	How does this affect my loans?

o	It does not. Your payments remain the same and the address you send them is not changing.

•	Can the bank loan more money now?

o	Once the two banks combine, we will have expanded lending capacity to serve our markets.

•	Will loan decisions be made locally?

o	Yes. Both Bank of Floyd and Grayson National Bank believe in local bankers serving local customers. This philosophy and practice will carry over to our new, combined bank.

•	Can I make a Grayson National Bank payment at a Bank of Floyd branch, or vice versa?

o	We look forward to the day when that can happen, but it will not be until the bank systems are merged.

•	Will my account number change? Will I need to order new checks?

o
These are great questions, but ones that we do not have answers for yet. Again, your bank accounts will remain the same for months to come. If any changes take place as the two banks combine into one, we will communicate with you frequently and with plenty of advance notice!

•	Is my money safe?
o	Both banks are FDIC insured and the combined bank also will be FDIC insured.

•	Will we still donate to local charities and be a part of our community?

o	Both Grayson National Bank and Bank of Floyd have long histories of support and commitment to the communities we serve. Nothing about that will change… not in the short term, and not in the long term.

•	How long will it take to combine the two banks?

o	We anticipate that the new, combined bank will be complete in the second half of 2016.

•	How many job reductions will there be?

o
There will naturally be some need to reduce redundant positions when the banks combine. It would be premature for us to have fully developed an org chart that will allow us to answer this question. Please know we will communicate openly and honestly with our staff and we will keep them informed as we work to develop our combined organization. As you would expect from both of these companies, where there are job reductions, everyone will be treated fairly.

•	Where will the combined bank’s headquarters be located?

o
Both banks recognize the need to ensure a strong local presence – both in Floyd and Grayson Counties. For the foreseeable future, there will be headquarters functions and staff in both current headquarters facilities.

o
Ultimately, we expect to have the holding company headquartered in one location and the bank headquartered in the other so both of our communities still have very important local connections to the company.

•	When will the shareholders vote on this?

o
We anticipate that both banks’ shareholders will vote on this combination towards the end of the first quarter, 2016. Before the shareholders meet on the subject, we have to complete SEC filings and regulatory applications.

•	Will I get a dividend?

o
Grayson paid a dividend in September to its shareholders, and expects to consider another semi-annual dividend in the first quarter of next year. Both companies recognize the importance of dividends to our shareholder base, and we expect for that to be an important part of the performance of the combined company.

•	What will be the price of new stock?

o
The market will determine the price of stock issued in Parkway Acquisition Corp. once it is listed on an exchange and officially traded when the combination is complete. Meanwhile, the separate stocks continue to be traded in the same fashion as before the announcement.

•	Who will be the directors of the new company?

o	The Board of Parkway Acquisition Corp. will be made up of the current directors from both Cardinal Bankshares (Bank of Floyd) and Grayson Bankshares.

•	We want you to keep our bank local.

o
We are keeping the bank local. We are combining two, neighboring local banks into one larger, stronger organization. This combination will allow us to address rapidly increasing regulatory risk management and compliance costs in the banking industry. This will allow us to provide better returns to our shareholders and better serve our communities.

•	I thought we always wanted to stay independent!

o	We are not selling our bank. We are combining two local community banks in neighboring markets for the purpose of becoming stronger, and having more control over our own future.

Additional Information

In connection with the merger, Parkway Acquisition Corp. (“Parkway”) will file a registration statement, which will include a joint proxy statement/prospectus to be sent to each company's shareholders, and other relevant documents concerning the merger with the Securities and Exchange Commission (the "SEC"). This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation or any vote or approval. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Parkway, Cardinal Bankshares Corporation (“Cardinal”), Grayson Bankshares, Inc. (“Grayson”) and the proposed merger.

You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Parkway, Cardinal and Grayson, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents when they become available, free of charge, by accessing Cardinal’s website (www.bankoffloyd.com) or by requesting them in writing from Mark Smith, Cardinal Bankshares Corporation, 101 Jacksonville Circle, Floyd, Virginia 24091, or by telephone at (540) 745-4191; or by accessing Grayson’s website (www.graysonnationalbank.com) or by requesting them in writing from Allan Funk, Grayson Bankshares, Inc., 113 West Main Street, Independence, Virginia 24348, or by telephone at (276) 773-2811.

Cardinal, Grayson and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cardinal and Grayson in connection with the proposed merger. Information about the directors and executive officers of Cardinal and Grayson will be included in the joint proxy statement/prospectus when it becomes available. Additional information regarding the interests of those persons and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of each document as described in the preceding paragraph.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934 as amended. These include statements as to the benefits of the merger, including future financial and operating results, cost savings, as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations. Each of Parkway, Cardinal and Grayson intends such forward-looking statements to be covered by the safe harbor provisions for forward- looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of each of Parkway, Cardinal and Grayson, are generally identified by the use of words such as "believe," "expect," "intend," "anticipate," "estimate," or "project" or similar expressions. The companies' respective ability to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of each of Parkway, Cardinal and Grayson and their respective subsidiaries include, but are not limited to: the risk that the businesses of Cardinal and/or Grayson will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; revenues following the merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the merger; the ability to obtain required governmental and stockholder approvals, and the ability to complete the merger on the expected timeframe; changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies' respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.